Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT
PURSUANT TO REGULATION 51-102

Item 1 –  Name and Address of Company

Osisko Gold Royalties Ltd. (“Osisko”)
1100, avenue des Canadiens-de-Montréal, Suite 300
Montreal, Quebec H3B 2S2

Item 2 –  Date of Material Change

February 12, 2016.

Item 3 -  News Release

A new release relating to the Material Change referred to in this report was disseminated through Marketwired on February 12, 2016. A copy of the news release is attached.

Item 4 –  Summary of Material Change

On February 12, 2016, Osisko announced that it had closed a $50 million financing (the “Financing”) previously announced on February 8, 2016 through the issuance of a convertible debenture in favour of Ressources Québec Inc. (“Ressources Québec”), a wholly-owned subsidiary of Investissement Québec.

Item 5 –  Full Description of Material Change

5.1	Full Description of Material Change

Pursuant to the Financing, Ressources Québec subscribed for a $50 million convertible debenture which will mature in five years and bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of Osisko at a price of $19.08 at any time during the term of the debenture.

Osisko paid a 1% financing fee to Ressources Québec and will reimburse its costs incurred in connection with the Financing.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 –  Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

Item 7 –  Omitted Information

Not applicable.

Item 8 –  Executive Officer

For further information, please contact John Burzynski, Senior Vice-President, New Business Development at (416) 363-8653 or Joseph de la Plante, Vice-President, Corporate Development at (514) 940-0670.

Item 9 –  Date of Report

February 22, 2016

SCHEDULE A

Osisko Gold Royalties Ltd.

TSX: OR

Feb. 12, 2016 3:28 p.m. ET

Osisko closes $50 million financing with Investissement Québec

MONTREAL, QUEBEC--(Marketwired – Feb. 12, 2016) - Osisko Gold Royalties Ltd. (TSX: OR) (“Osisko” or the “Corporation”) is pleased to announce that it has closed its previously announced $50 million financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. Under the terms of the financing, Ressources Québec subscribed to a $50 million convertible debenture which will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and will reimburse its costs incurred in connection with the financing.

About Investissement Québec

Investissement Québec’s mission is to foster the growth of investment in Québec, thereby contributing to economic development and job creation in every region. The Corporation offers businesses a full range of financial solutions, including loans, loan guarantees and equity investments, to support them at all stages of their development. It is also responsible for administering tax measures and prospecting for foreign investment.

About Osisko Gold Royalties Ltd.

Osisko is an intermediate mining royalty and exploration company with two world-class gold royalty assets. These two cornerstone assets are a 5% net smelter return (“NSR”) royalty on the world-class Canadian Malartic gold mine, located in Malartic, Québec, and a 2.0 -3.5% NSR on the Eleonore gold mine, located in James Bay, Québec. Osisko also holds a 2-3% NSR royalty on certain claims comprising the Island Gold Mine, a 2% NSR royalty on the Lamaque South Project, a 3% NSR royalty on the Malartic CHL property as well as a 2% NSR royalty on the Upper Beaver, Kirkland Lake and Hammond Reef gold exploration projects in Northern Ontario. The Company also owns a 9.8% equity interest in Labrador Iron Ore Royalty Corporation.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Information

Osisko Gold Royalties Ltd.

John Burzynski
Senior Vice-President, Business Development
(416) 363-8653
jburzynski@osiskogr.com

Joseph de la Plante
Vice-President, Corporate Development
(514) 940-0670
jdelaplante@osiskogr.com